February 7, 2025

Bret Richter
Chief Financial Officer
Ziff Davis, Inc.
114 5th Avenue
New York, NY 10011

        Re: Ziff Davis, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Response dated December 30, 2024
            File No. 000-25965
Dear Bret Richter:

        We have reviewed your December 30, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 18. Segment Information, page 107

1. We note from your response to prior comment 1 that under your new reporting structure, you plan to aggregate the Technology & Shopping, Gaming
       & Entertainment and Health & Wellness operating segments into one reportable segment in your December 31, 2024 Form 10-K. Based on the information provided, we do not believe the aggregation criteria in ASC 280-10-50-11 have been met and therefore, object to your aggregation of the Technology & Shopping, Gaming
       & Entertainment and Health & Wellness operating segments. Please revise your disclosures accordingly.
 February 7, 2025
Page 2

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Jeremy Rossen